Mail Stop 3561

August 16, 2006

David W. Stevens
Chief Executive Officer
Cascade Natural Gas Corporation
222 Fairview Avenue North
Seattle, WA 98109

> **Re: Cascade Natural Gas Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 7, 2006**
> **File No. 1-07196**

Dear Mr. Stevens:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 15

Background, page 15

1. We note your reference to the board's evaluation of "strategic alternatives" and operating on a "stand-alone" basis. Please expand your disclosure to describe the strategic alternatives that the board considered, including the risks associated with those alternatives, as well as the option to remain a stand-alone business, and explain why the board decided to approve a merger over the alternative options. Further, please expand your disclosure to discuss the reasons for each of the board's decisions throughout this process, including the decision to ultimately approve the merger agreement with the acquiror over the other interested parties.

For example, it appears that you received four merger proposals from four interested parties. On June 27, 2006, however, the board authorized management to work with only two of the four parties, which included the acquiror. Please expand your disclosure to discuss the reasons why the board selected two of the interested parties over the other two parties. Further, please revise to discuss the reasons why the board ultimately selected the acquiror over the other remaining party. In this regard, please discuss the proposed prices per share and forms of consideration of the competing proposals.

2. We note your disclosure that on July 9, 2006, you issued a joint press release with the acquiror indicating a consideration price of $26.50 per share. Please expand your disclosure, however, to describe the consideration negotiations between you and the acquiror that ultimately led to the $26.50 price per share.

Fairness Opinion, page 20

3. We note your disclosure regarding the limitation on reliance by shareholders on the fairness opinion provided by JPMorgan. In this regard, you state that JPMorgan's opinion is "[a]ddressed only to our board of directors…." We also note similar disclosure on page B-2 of the written opinion which states, "This letter is provided solely for the benefit of the Board of Directors of the Company…and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose." Because it is inconsistent with the disclosures relating to the opinion, these limitations should be deleted. Alternatively, please disclose the basis for JPMorgan's belief that shareholders cannot rely upon the opinion to support any claims against JPMorgan arising under applicable state law. Please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further please disclose that the availability of such a state-law defense to JPMorgan would have no effect on the rights and responsibilities of either JPMorgan or the board of directors under the federal securities laws.

4. Please disclose the amount of fees paid to JPMorgan.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kristy Harlan, Esq.
        Preston Gates & Ellis LLP
        Fax: (206) 370-6237